UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Severance Programs

Rio de Janeiro, April 8, 2020 – Petróleo Brasileiro S.A. – Petrobras reports that its Board of Directors approved the creation of an Incentive Retirement Program (PAI), a new severance program aimed at employees eligible for retirement effective until 12/31/2023.

The Board also approved adjustments for incentives to join the three Voluntary Severance Programs (PDVs) of the company: (i) PDV 2019 for employees that retired under the INSS (Brazilian Social Security) until June 2020; (ii) PDV specific to employees allocated to assets/units under divestment process; (iii) PDV exclusive for employees working in the company's corporate segment.

These programs are important management tools for the company being yet another measure focused on cost reduction, in order to strengthen the resilience of the company's business.

The four programs provide for the same legal benefits and indemnities.

The PAI and PDV 2019 have an additional estimated return (avoided personnel cost less the disbursement with compensation) of R$ 7.6 billion by 2025, with the new enrollments estimated of around 3,800 employees.

The incentive adjustments of the  PDV 2019 will generate an additional provision of R$ 1.29 billion in the 2Q20 financial statements related to the employees already dismissed and registered and the provisioning of new registrations will take place as enrolls become effective.

The PDVs specifics to the divestments and to the corporate segment are programs made in cycles and with a lower number of openings, totaling smaller amounts and the provisioning will be also carried out as the enrolls become effective.

It should be noted that the expected impact will not immediately affect the company's cash for 2020, instead it will be deferred over the next three years. This happens because severances in PAI will only take place when the retirement of employees in the target public is awarded and, in PDV 2019 there are some categories in the program that provide for a leave within 24 months, which creates the effect of severances deferred over time. In addition, the Company chose to defer the payment of indemnities in two installments, one at the time of severance and the other in July 2021 or one year after the severance, whichever is greater.

Petrobras reaffirms its commitment to transparency and respect for all its employees. The company seeks to create conditions for employees to make the best choice, always keeping its commitment to ethics, transparency and the highest levels of operations safety and efficiency.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer